SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-8097

ENSCO Savings Plan
(Full title of the plan)

ENSCO International Incorporated
500 North Akard Street
Suite 4300
Dallas, Texas 75201-3331
(Name and address of principal executive office of issuer)

     The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 23, 2004	/s/ DAVID A. ARMOUR By: David A. Armour Controller

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits at December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Plan Benefits - Years Ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Information:

Schedule I - Schedule H, Line 4i (Form 5500) - Schedule of Assets (Held at End of Year)

Exhibits:

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Participants of the
ENSCO Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ENSCO Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
     KPMG LLP

Dallas, Texas
June 11, 2004

ENSCO SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Cash and cash equivalents	$ 280,227	$ 345,139
Receivables:
Participant contributions	159,290	378,191
Participant loan interest payments	8,030	13,128
Employer contributions	3,748,396	2,315,943
Investments, at fair value (Note 4)	117,559,962	107,492,211

Total assets	121,755,905	110,544,612

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$121,755,905	$110,544,612

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 2,585,424	$ 2,659,197
Participant contributions	7,803,210	7,260,418
Employer contributions	8,260,063	7,286,089
Net appreciation (depreciation) in the fair value of investments	5,618,203	2,825,083
Merger of plan assets (Note 1)	--	2,965,695

Total additions	24,266,900	22,996,482

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	13,032,066	9,132,077
Loan fees	23,541	19,830

Total deductions	13,055,607	9,151,907

NET ADDITIONS	11,211,293	13,844,575

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	110,544,612	96,700,037

End of year	$121,755,905	$110,544,612

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the “Plan”) is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated and subsidiary companies (the “Company”). In 2000, the Plan was amended and restated effective January 1, 1997 to update it for all recent and applicable law changes. The restated Plan document was approved by the Company's Board of Directors in August 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On August 7, 2002, the Company acquired Chiles Offshore Inc. ("Chiles"). Chiles provided a deferred contribution plan to its employees, the Chiles Offshore Inc. 401(k) Retirement Savings Plan, which the Company merged into the Plan on September 30, 2002, after the receipt of appropriate regulatory approval.

The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution, and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees (“Savings Participants”) may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company. The entry date with respect to an eligible employee’s ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Eligible employees automatically participate in the profit sharing feature of the Plan after completing a 12-month period of service with the Company, as defined.

Contributions

Savings Participants may elect to make contributions to the Plan by salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (“the Code”). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant’s compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year. The Company made Matching Contributions to active participant employee accounts as follows:

	Matching Percentage
Contribution Level	2003	2002

First 5% of base pay	100%	100%

Total Matching Contributions for the years ended December 31, 2003 and 2002 were approximately $4.7 million and $5.2 million, respectively. In 2003, Matching Contributions are disclosed net of $2.2 million of forfeitures. Receivables for Matching Contributions were $104,961 and $253,945 at December 31, 2003 and 2002, respectively.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees (“Profit Sharing Contributions”). The Company may make Profit Sharing Contributions either in cash or in the Company’s common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. The 2003 and 2002 Profit Sharing Contributions awarded were approximately $3.6 million and $3.7 million, respectively. In 2002, the Company used $1.6 million of forfeitures to reduce the Company's Profit Sharing Contributions. At December 31, 2003 and 2002, the Plan recorded receivables from the Company in the amount of approximately $3.6 million and $2.1 million, respectively, related to the 2003 and 2002 Profit Sharing Contributions, which were paid in March 2004 and 2003.

The Plan limits the sum of a participant’s annual Savings Contributions and Matching Contribution and Profit Sharing Contribution (“Company Contributions”) to the lesser of $40,000 or 100% of the Plan participant’s compensation as defined by the Plan document. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”). A Rollover Contribution is an eligible rollover contribution transferred to the Plan from another qualified plan pursuant to an employee's election as described in the Code.

Plan Administration

T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan participants. Recordkeeping responsibilities are maintained by T. Rowe Price.

Vesting

A Plan participant’s Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six or more years	100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 60, or a full termination of the Plan. Upon partial termination of the Plan, affected participants become fully vested in their Matching Contribution and Profit Sharing Contribution account balances. A Plan participant’s Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

Participants in the Chiles 401(k) Plan that became participants in the Plan on October 1, 2002 shall become vested in his or her Matching Contribution account and Profit Sharing Contribution account balances as follows: a) the attainment of age 55 and credited period of service of at least five years; b) if the participant had credit under the Chiles 401(k) Plan as of October 1, 2002 for a period of service of either one or two years, the participant will become vested in accordance with the Plan vesting schedule described above, provided that (i) if the participant had credit under the Chiles 401(k) Plan for a period of service of one year, the participant will remain 20% vested until the participant has credit under the Plan for a period of service of three years, and (ii) if the participant had credit under the Chiles 401(k) Plan for a period of service of two years, the participant will remain 40% vested until the participant has credit under the Plan for a period of service of four years; or c) if the participant had credit under the Chiles 401(k) Plan as of October 1, 2002 for a period of service of at least three years, the participant will become vested in accordance with the following vesting schedule:

Completed years of service	Vested percentage

Less than one year	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited (“forfeitures”) to the Plan and may be used to reduce the amount due or administrative expenses to be paid by the Company on behalf of the Plan. The Plan used forfeitures of $2.2 million and $1.6 million to reduce a portion of the Company's Matching Contributions and Profit Sharing Contributions for 2003 and 2002, respectively.

Distributions

Distributions of a Plan participant’s Savings Contribution account and Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. At December 31, 2003 and 2002, all persons had been paid who elected to withdraw from the Plan.

Investments

The Plan allows participants to direct all contributions among a number of different investment choices managed by T. Rowe Price, and Company stock. Earnings and losses incurred by investments are allocated pro rata to participant's accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments are stated at fair value, except for the Stable Value Common Trust Fund, which is stated at contract value (Note 3). The Plan’s investments are principally comprised of the Company’s common stock and mutual funds. The fair value of the Plan’s investments is determined by T. Rowe Price and is based on quoted market prices.

Purchases and sales of mutual funds and the Company’s common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Net appreciation (depreciation) is calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Distributions

Distributions of benefits to participants are recorded when paid.

Loans

Approved loans to eligible participants shall be granted from the participants’ vested accounts on a pro rata basis. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through a participant payroll deduction. Loans shall not exceed the limitations listed in the Plan document, which are the lesser of 50% of the participant's vested balance or $50,000. The Plan allows no more than one outstanding loan at a time to any one participant.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related changes in net assets available for plan benefits, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3.   INVESTMENT CONTRACTS

The Plan's investment in the T. Rowe Price Stable Value Fund, a common trust fund, holds substantial investments in Guaranteed Investment Contracts, Bank Investment Contracts and Synthetic Investment Contracts. The fund is carried at contract value. The value of the underlying contracts consist of changes in principal value, reinvested dividends and capital gains distributions, and approximates fair market value. The fund is fully benefit responsive and contains no limitations on liquidity guarantees. The stated interest rates of the contracts vary and the average yields for the years ended December 31, 2003 and 2002 were 4.27% and 5.16%, respectively, after expenses.

4.   PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2003	2002
Investment at Fair Value as Determined by
Quoted Market Price

Mutual Funds:
Spectrum Income Fund	$ 5,290,818	*
Balanced Fund	5,323,846	*
Blue Chip Growth Fund	5,344,689	*
Spectrum Growth Fund	9,568,490	$ 7,005,202
Other Funds	12,518,071	20,843,558
Common Stock:
ENSCO International Incorporated	37,318,312	38,572,996

	75,364,226	66,421,756

Investment at Contract Value:
Stable Value Common Trust Fund	35,949,605	35,081,711

Loan Fund	6,246,131	5,988,744

Total Investments	$117,559,962	$107,492,211

* Did not exceed 5% in 2002.

During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value by $5,618,203 and $2,825,083, respectively, as follows:

	2003	2002

Company stock	$(2,390,313)	$7,425,968
Mutual funds	8,008,516	(4,600,885)

	$5,618,203	$2,825,083

At December 31, 2003 and 2002, the Plan’s investment in the Company’s common stock was based on the closing price on such dates of $27.17 per share and $29.45 per share, respectively. Like any investment in publicly traded securities, the Company’s common stock is subject to price changes. During 2003 and 2002, the high and low prices for the Company’s common stock were $31.10 and $23.58 and $35.50 and $20.87, respectively.

5.   ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid for by the Company.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated September 21, 1995 was received for the Plan. The Plan was amended subsequent to the 1995 determination letter and a favorable IRS determination letter dated April 4, 2003 has been received for the amended and restated Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

8.   SUBSEQUENT EVENT

Effective January 1, 2004, the Plan was amended by the Company to allow for Savings Participants to participate in the Plan after completing one month of service with the Company. Further, Savings Contribution limitations were increased to 50% for non-highly compensated employees. Finally, the number of loans a Participant may have outstanding, or may receive in a calendar year, was increased from one to two.

Supplemental Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Line 4i (Form 5500) - Schedule of Assets (Held at End of Year) at December 31, 2003

Identity of issue or	Description of	Rate of	Current
party involved	investment	interest	value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	3.34% - 7.83%	$ 35,949,605
*Balanced Fund	Mutual Fund	-	5,323,846
*Spectrum Income Fund	Mutual Fund	-	5,290,818
*Spectrum Growth Fund	Mutual Fund	-	9,568,490
*Blue Chip Growth Fund	Mutual Fund	-	5,344,689
*Equity Income Fund	Mutual Fund	-	1,187,945
*Equity Index 500 Fund	Mutual Fund	-	3,276,413
*Mid-Cap Growth Fund	Mutual Fund	-	5,231,315
*Small-Cap Stock Fund	Mutual Fund	-	2,822,398

			73,995,519

Employer securities:
*ENSCO International Incorporated	ENSCO International Incorporated Common Stock	-	37,318,312

*Loan Fund	Participant Loans	5.00% - 10.5%	6,246,131

			$117,559,962

*Party-in-interest

See accompanying independent registered public accounting firm's report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement No. 33-40282 on Form S-8 of ENSCO International Incorporated of our report dated June 11, 2004 relating to the statements of net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), which report appears in the December 31, 2003 annual report on Form 11-K of the ENSCO Savings Plan.

/s/ KPMG LLP KPMG LLP Dallas, Texas June 21, 2004